Exhibit 6

[W. R. Berkley Corporation Letterhead]

July 9, 2012

Evercore Partners

55 East 52nd Street

New York, NY 10055

Attention: Marty Cicco

Dear Mr. Cicco:

Following your correspondence that Capital Trust, Inc. (the “Company”) has decided to explore opportunities that do not involve W. R. Berkley Corporation, I am writing to inform you that W. R. Berkley Corporation has determined to cease pursuing its proposal to acquire the investment management business of the Company, as further described in our letters of May 23, 2012 and June 22, 2012.

We appreciate the time and effort that you and the Company’s management team spent with us as part of the process.

Sincerely,

/s/ Richard Baio
Richard Baio
Vice President – Treasurer
W. R. Berkley Corporation